FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company CNPJ/MF Nº 47.508.411/0001-56 NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), under the terms of Law No. 6,404, of December 15th, 1976, as in force, and under the Resolution No. 44, of August 23rd, 2021, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), hereby informs its shareholders and the market in general that received today from Mr. Jaime Gilinski a non-solicited offer not previously negotiated with the management for the acquisition of part of the equity interest held by GPA in Almacenes Éxito S.A. (“Éxito”). The offer aims to acquire 51% of Éxito's share capital for US$ 586,500,000 (“New Offer”), which would represent US$ 1,150,000,000 for the entire share capital of Éxito.

Pursuant to the letter submitted to GPA, it is informed that: (i) the New Offer is binding; (ii) Campbelltown Inc. or another entity to be determined after further due diligence will be the buyer; (iii) the New Offer has the value equivalent to US$ 586,500,000, to be paid in cash for 51% of GPA interest in Éxito; (iv) the buyer has the financial capacity to fund the acquisition, and it is not contingent upon securing financing; (v) subject to the regulatory approvals before the Colombian Financial Superintendence – SFC and the Colombian Stock Exchange – BVC, the transaction would be carried out in the context of a public tender offer (TO) to be launched by the buyer; (vi) in addition to the approval of the TO, the consummation of the transaction would require the approval of other regulatory agencies (including antitrust) in Colombia and other jurisdictions; and (vii) the New Offer will expire on July 21, 2023.

The management of the Company promptly communicated the receipt of the New Offer to the Board of Directors, which will hold a meeting to analyze the New Offer.

It is important to emphasize that the receival of the New Offer does not alter or suspend the ongoing transaction for the segregation of the GPA and Éxito businesses, as announced to the market. The transaction continues to evolve and is expected to be completed in the coming weeks, as previously communicated.

GPA will keep the market and its shareholders informed of any new material facts related to these matters.

São Paulo, July 18, 2023.

Guillaume Marie Didier Gras

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 18, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.